
Mail Stop 4631

November 22, 2016

Via E-mail
Mr. Mark R. Tobin
Chief Financial Officer
Nanoflex Power Corporation
17207 N Perimeter D., Suite 210
Scottsdale, AZ 85255

>   **Re: Nanoflex Power Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed March 18, 2016**
>   **File No. 333-187308**

Dear Mr. Tobin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ John Cash
>
>   John Cash
>   Accounting Branch Chief
>   Office of Manufacturing and Construction